UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Polymath Labs, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> June 5, 2014

Physical address of issuer
1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018

Website of issuer
www.ParagonOne.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary

007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,132,361	$267,185
Cash & Cash Equivalents	$1,109,138	$261,285
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,709,737	$1,115,033
Long-term Debt	$0.00	$0.00
Revenues/Sales	$425,863	$124,652
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($732,905)	($340,005)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 18, 2018

FORM C

Up to $1,070,000.00

Polymath Labs, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Polymath Labs, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $40.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds

Minimum Individual Purchase Amount	$40.00	$2.40	$37.60
Aggregate Minimum Offering Amount	$25,000.00	$1500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)　　　This excludes fees to Company's advisors, such as attorneys and accountants.
(2)　　　OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ParagonOne.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 4, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

<p style="text-align:center;">**NASAA UNIFORM LEGEND**</p>

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

<p style="text-align:center;">**SPECIAL NOTICE TO FOREIGN INVESTORS**</p>

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.ParagonOne.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions

of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Polymath Labs, Inc. (the "Company") is a Delaware Corporation, formed on June 5, 2014. The Company is currently also conducting business under the name of Paragon One.

The Company is located at 1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018.

The Company's website is www.ParagonOne.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell career coaching to college students and recent graduates via a technology-enabled video chat and content platform that allows coaches and students to easily connect.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$40.00
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

**The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our education technology products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major education, HR, and technology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business, such as a B2B software offering, or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends with universities and university partners or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary education spending by individuals and families, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business,

12

financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store potentially sensitive data, including intellectual property, our proprietary business information and that of our customers, advisors, and personally identifiable information of our customers and employees, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our revenues and competitive position.

The Company's success depends on the experience and skills of its executive officers and key employees.
In particular, the Company is dependent on Byron Hsu who is President (June 5, 2015 - Present); Chief Technology Officer (June 5, 2015 - Present) of the Company. The Company has employment agreements with Byron Hsu although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Byron Hsu could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. We could be subject to various foreign tax laws in the future.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers (such as students, recent graduates, and families), and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied and global customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to scale our supply of coaches and advisors could adversely impact our results of operations.
Inability to source and recruit coaches and advisors to match with customers could prevent us from servicing customers in a timely fashion and could have an adverse effect on our reputation and business. We also could be adversely affected if consumers in our principal markets lose confidence in the ability of our coaches and advisors to provide quality guidance and coaching.

Changes in government regulation around immigration could adversely impact our business.
The majority of our early customers have been international students from overseas who study in the United States. Regulation related to how these students can study and work in the United States could adversely impact our business. The current presidential administration has proposed possible changes to the visa status of students who wish to obtain Optional Practical Training. An legislation that is passed could impact the number of students who wish to study in the United States and create downward pressure on revenue or require us to find new market segments more quickly.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as virtual reality or mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new

technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and educational content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute educational and other content that meet the changing preferences of the broad domestic and foreign consumer markets. We have invested and will continue to invest, in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Many of our products demand a high price point which may be out of reach for many consumers. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained coaches, operations managers, customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on coaches, operations managers, and customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified talent in these roles. A significant increase in the attrition rate among our personnel could decrease our operating efficiency and productivity. Our failure to attract, train and retain coaches, operations managers, and customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our future ability to sell our products and services to universities and university partners may depend on the quality of our technical support services, and our failure to offer high-quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our university or channel partners' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high-quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to work in fields such as technology, finance, marketing, and consulting. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in these verticals could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

The education technology industry is characterized by technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces

products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients (such as students, parents, or universities), or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We sell career coaching to college students and recent graduates via a technology-enabled video chat and content platform that allows coaches and students to easily connect.

Business Plan
Attached as an exhibit to the Form C

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
CareerMapper Trial	**2 One-on-One Video Coaching Sessions, 1 Hour Each **Access to Exclusive Webinars	College students and recent graduates. Particular target with the international student populations studying at U.S. universities.
CareerMapper Lite	**6 One-on-One Video Coaching Sessions, 1 Hour Each **Exclusive Online Community, Events and Resources	College students and recent graduates. Particular target with the international student populations studying at U.S. universities.
CareerMapper	**15 1-on-1 video coaching sessions, 1 Hour each **Curated internship opportunities **Exclusive online community **Progress Reports, Document Editing and Online Resources	College students and recent graduates. Particular target with the international student populations studying at U.S. universities.
CareerMapper Pro	**36 1-on-1 video coaching sessions, 1 Hour each **Unlimited Interview Coaching Until Offer **Curated internship opportunities **Exclusive online community **Progress Reports, Document Editing and Online Resources	College students and recent graduates. Particular target with the international student populations studying at U.S. universities.

We are in the process of turning our CareerMapper product into a platform that can service for-profit and non-profit higher education institutions, essentially providing a platform for their career services. We aim to pilot potential partners in the Fall.

We offer our products through direct-to-consumer channels, such as our website, as well as via education partners that help us market our products to their parent and student customers.

Competition
The Company's primary competitors are Handshake, GradLeaders, UniCareer, Dream Big Career, WayUp, Purple Squirrel, The Muse, Evisors, Pathrise.

The market for career services is large and includes vendors and technology offerings that focus on very specific solutions (such as fixing a resume or applying to an online job listing) versus taking a customer all the way to a successful job offer. We segment the market into categories such as (1) career services software, (2) mentor marketplaces, (3) connecting with company insiders, (4) career development content for college students and millennials, (5) recruiting platforms for college students, (6) career consulting for international students, (6) technical training bootcamps, and (7) international pathway programs. We are developing a new category called Career Mapping which takes elements of (1) - (7) and creates a fully guided experience that takes students to a successful job or internship offer. Most players in the space focus on specific point solutions that don't invest in the full lifecycle needed to achieve a successful result, i.e. a job or internship. Our software process and checklist methodology, coupled with crowdsourced feedback from the advisor network, achieves results.

Supply Chain and Customer Base
Our main product "supply" comes in the form of recruiting coaches and professionals to our coaching and advisor network. Our ability to provide a meaningful coaching experience for students is based on the strength of our coaching and advisor network. We pay coaches and advisors a fixed hourly rate for their time.

Our customers are individual consumers of our live coaching product and digital video content. They are typically undergraduate and graduate school students, and increasingly include recent graduates.

Intellectual Property
The Company is dependent on the following intellectual property:

A trademark application is in effect for the use of "Paragon One" in both the U.S. and China.

Governmental/Regulatory Approval and Compliance
The majority of our customers currently are international students attending higher education institutions in the United States. The current US administration may enact legislation that impacts international students' ability to work in the US for extended periods of time. One proposal has been to restrict the number of years a STEM student may work in the US before getting an H1B work visa from 3 years down to 1 year. Current fears have already led to a pullback in international student enrollments in the US, although this has not been seen to impact Paragon One's business as of yet. We expect to diversify our customer base over time away from international students specifically seeking employment in the USA by forming partnerships with employers in students' home countries and expanding to domestic US students, as well through university partnerships.

Litigation
None

Other
The Company's principal address is 1412 Broadway, Floor 21, Suite 21A22, New York, NY 10018

The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	5.00%	$1,250	1.00%	$10,700
Estimated Attorney Fees	3.00%	$750	0.28%	$3,000
Estimated Accountant/Auditor Fees	3.50%	$875	0.33%	$3,500
General Marketing	35.00%	$8,750	20.09%	$215,000
Research and Development	30.00%	$7,500	14.02%	$150,000
Future Wages	15.00%	$3,750	20.00%	$214,000
General Working Capital	2.50%	$625	38.28%	$409,600
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Based on changes in the strategic plan, market conditions, or opportunities that present themselves.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matt Wilkerson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing product strategy, management operations, HR, business development, sales, and fundraising

Education
MIT, Bachelor of Science in Computer Science & Engineering MIT, Bachelor of Science in Management Science

Name
Byron Hsu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President (June 5, 2015 - Present) Chief Technology Officer (June 5, 2015 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing Paragon One's product management, software development, data management, and technical operations (June 5, 2015 - Present)

Education
MIT, Master of Engineering in Electrical Engineering & Computer Science MIT, Bachelor of Science in Electrical Engineering & Computer Science MIT, Bachelor of Science in Materials Science

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt Wilkerson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO from inception to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing product strategy, management operations, HR, business development, sales, and fundraising

Education
MIT, Bachelor of Science in Computer Science & Engineering MIT, Bachelor of Science in Management Science

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Name
Byron Hsu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President (June 5, 2015 - Present) Chief Technology Officer (June 5, 2015 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing Paragon One's product management, software development, data management, and technical operations (June 5, 2015 - Present)

Education
MIT, Master of Engineering in Electrical Engineering & Computer Science MIT, Bachelor of Science in Electrical Engineering & Computer Science MIT, Bachelor of Science in Materials Science

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Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in New York, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Matthew Wilkerson	Founder SPA	July 17, 2014
Matthew Wilkerson	Technology Assignment Agreement	July 17, 2014
Matthew Wilkerson	Employment Agreement	August 1, 2017
Byron Hsu	Founder SPA	June 5, 2015
Byron Hsu	Technology Assignment Agreement	June 5, 2015
Byron Hsu	Employment Agreement	December 1, 2015
Huixian Ye	Employment Agreement	April 26, 2016
Alice Shin	Employment Agreement	November 14, 2016
Philip Ginsberg	Employment Agreement	December 15, 2017
Manzi Yan	Employment Agreement	November 1, 2017

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,384,475
Voting Rights	Shares are voting.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	86.5%

Type of security	2015 Stock Plan Options
Amount outstanding	511,165
Voting Rights	no voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	SAFE with the $8m cap, 20% discount SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

Type of security	SAFE $5m cap, 20% discount SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

Type of security	YC SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	None
Name of creditor	None
Amount outstanding	$0.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	563,351	$7,154.56	General Expenses	December 6, 2016	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	18	$1,005,000.00	General Expenses	March 30, 2015	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	General Expenses	January 12, 2017	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	17	$1,295,737.44	General Expenses	March 22, 2018	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	General Expenses	December 6, 2016	Section 4(a)(2)

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 0.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the company is owned by the co-founders, Matt Wilkerson and Byron Hsu.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matthew Wilkerson	34.4%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

The Company intends to achieve profitability in the next 12 months by signing up large for-profit and non-profit educational institutions and partners to provide students at scale.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $600,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Venture capital funds

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Offering Amount is reached prior to December 31, 2018, the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investor's who committed on or before such notice will have until the 48 hour before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before December 31, 2018.

The Company may only conduct another close before December 31, 2018 if i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, more than 21 days remain before December 31, 2018.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price was determined to match the price of our Pre-A funding SAFE note. The minimum amount that a Purchaser may invest in the Offering is $40.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 12,000,000 shares of common stock, par value $0.000100 per share, of which 9,384,475 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated

by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's

available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

☐ The Company does not have the right to repurchase the Securities.
☐ The Securities do not have a stated return or liquidation preference.
☐ The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Wilkerson
_____
(Signature)

Matthew Wilkerson
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matt Wilkerson
_____
(Signature)

Matt Wilkerson
_____
(Name)

CEO
_____
(Title)

June 15, 2018
_____
(Date)

/s/Byron Hsu

(Signature)

Byron Hsu

(Name)

President & CTO

(Title)

June 15, 2018

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Offering Page

Exhibit C   Video Transcript

Exhibit D   Form of Crowd Safe

EXHIBIT A

Polymath Labs, Inc (dba Paragon One)

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management & Board of Directors
Polymath Labs, Inc.
New York, New York

We have reviewed the accompanying financial statements of Polymath Labs, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, Polymath Labs, Inc. has generated recurring losses, requires outside sources to fund its operations and is not cashflow-positive. As a result, substantial doubt is raised about Polymath Labs, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

June 12, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Polymath Labs, Inc
Balance Sheets
(unaudited)

		As of December 31,		
		2017		**2016**
ASSETS				
Current Assets				
Cash & equivalents	$	1,109,138	$	261,285
Prepaid expenses & deposits		18,211		-
Total current assets		1,127,349		261,285
Fixed assets, net		5,012		5,900
TOTAL ASSETS		**1,132,361**		**267,185**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Current liabilities				
Accounts payable		33,009		619
Credit cards		38,765		32,359
Accrued expenses		21,058		37,500
Deferred revenue		115,740		76,710
SAFE liabilities		2,500,737		967,845
Total current liabilities		2,709,309		1,115,033
Commitments & contingencies		-		-
Stockholders' equity				
Common stock, $.0001 par value; 10,000,000 shares authorized, 9,384,475 and 9,374,475 issued and oustanding, respectively		938		937
Additional paid in capital		41,113		37,309
Accumulated deficit		(1,618,999)		(886,094)
Total Equity		(1,576,948)		(847,848)
TOTAL LIABILITIES AND EQUITY	$	**1,132,361**	$	**267,185**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Polymath Labs, Inc
Statements of Operations
(unaudited)

	Year ended December 31,	
	2017	**2016**
Revenue		
Subscription sales	$ 425,863	$ 124,652
Sales discounts	(45,015)	(7,844)
Total revenue	380,848	116,808
Cost of sales		
Cost of advisors	37,824	5,903
Sales commission	2,298	3,883
Total cost of sales	40,122	9,786
Gross Profit	340,726	107,022
Expenses		
Salaries and wages	463,849	340,005
Depreciation	1,448	-
Technology	252,516	163,063
Marketing and retention	83,606	56,440
Professional fees	158,543	34,635
Facilities and rent	12,044	30,048
Travel and entertainment	84,162	76,208
General and administrative	17,463	13,615
Total operating expenses	1,073,631	714,014
Net loss from operations and before taxes	(732,905)	(606,992)
Provision for income taxes	-	-
Net loss	$ (732,905)	$ (606,992)
Loss per common share, basic and diluted	(0.08)	$ (0.07)
Weighted average number of shares oustanding, basic and fully diluted	9,379,338	8,447,369

Polymath Labs, Inc.
Statement of Stockholders' Equity
For the Period from January 1, 2015 to December 31, 2017
(unaudited)

| | Common Stock | | Additional Paid in | | Total Stockholders' |
	Shares	Amount	Capital	Accumulated Deficit	Equity
Balance January 1, 2016	5,698,625	570	1,041	(279,102)	(277,491)
Shares issued for services	2,924,750	292	28,832		29,124
Shares sold at $.0127	751,100	75	7,436		7,511
Net Loss				(606,992)	(606,992)
Balance - December 31, 2016	9,374,475	937	37,309	(886,094)	(847,848)
Shares issued for option exercise	10,000	1	99		100
Shareholder contributions			3,705	-	3,705
Net Loss				(732,905)	(732,905)
Balance - December 31, 2017	9,384,475	938	41,113	(1,618,999)	(1,576,948)

Polymath Labs, Inc
Statements of Cash Flows
(unaudited)

	Year ended December 31,		
	2017		**2016**
OPERATING ACTIVITIES			
Net Income	$ (732,905)	$	(606,992)
Adjustments to reconcile net income to net cash provided by operations:			
Deprecitation	1,448		-
Stock based compensation	-		29,124
Change in operating assets and liabilities:			
Prepaid expenses	(18,211)		-
Accounts payable and accrued expenses	22,354		69,992
Deferred revenue	39,030		33,782
Net cash provided by operating activities	(688,284)		(474,094)
INVESTING ACTIVITIES			
Purchase of fixed assets	(560)		(5,900)
Net cash provided by investing activities	(560)		(5,900)
FINANCING ACTIVITIES			
Sale of SAFEs	1,532,892		287,845
Shareholder contributions	3,705		-
Excercised stock options	100		7,511
Net cash provided by financing activities	1,536,697		295,356
Net cash increase for period	847,853		(184,638)
Cash at beginning of period	261,285		445,922
Cash at end of period	$ 1,109,138	$	261,285
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest	$ -	$	-
Taxes	$ -	$	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Polymath Labs, Inc. (dba Paragon One) ("the Company") was incorporated on June 5, 2014 in the state of Delaware and is headquartered in New York, New York. It started doing business as Paragon One in the summer of 2015. The Company provides career coaching and counseling services to college students and recent graduates in order to simplify the path from college to career. The Company primarily generates its revenue from subscription-based coaching services, ranging in term from 2 to 12 months.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Cost of Sales

The Company derives its revenue from subscriptions for its coaching services and requires its customers to pay in-full upfront. All initial deposits are considered deferred revenue until the Company begins providing its services, and revenue is recognized ratably over the subscription term, generally ranging from 2 to 12 months. As a general rule, the Company recognizes revenue when all of the following conditions are satisfied:

- An agreement has been finalized and obligations are set
- The service has been or is being provided to the customer
- The collection of revenue is reasonably certain
- The amount to be paid is fixed and determinable

The Company will, from time to time, offer discounts on its products and services as incentives for its customers. During the years ended December 31, 2017 and 2016, the Company recognized discounts in the amount of $45,015 and $7,844, respectively. The Company's costs of sales include costs for advisors and other individuals providing coaching services, as well as commissions paid to its sales staff.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $83,606 and $56,440 in advertising and marketing costs, respectively.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs
(Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. The Company's outstanding SAFEs are considered Level 2 instruments, and current carrying value reflects initial costs, which is indicative of fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, and 2016, the Company has granted 194,500 options (subject to continued vesting provisions) and has an indeterminable number of shares issuable under its outstanding SAFE agreements. Potentially dilutive securities are excluded from the computation of diluted net earnings or loss per share if their inclusion would be anti-dilutive. All potentially dilutive shares are considered anti-dilutive as of December 31, 2017 and 2016, resulting in basic net loss per share being equal to diluted net loss per share for each year.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $1,109,138 and $261,285 in cash equivalents, which are in excess of federally insured limitations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,603,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, equity or through crowdfunding, its ability to commence profitable sales of its career coaching services, and its ability to generate positive operational cash flow.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

During June 2018, management plans to initiate a round of fundraising in order to increase its operating capital which is anticipated to include, but not limited to, registration and listing on a registered crowdfunding portal.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

	12/31/2017	12/31/2016
Computers and equipment, at cost	6,460	5,900
Less: accumulated depreciation	(1,448)	-
Fixed assets, net	5,012	5,900
Depreciation Expense	1,448	-

The Company estimates depreciation on its computers and office equipment on a straight-line basis over a 60-month useful life.

NOTE 4 – DEPOSITS & PREPAIDS

During the year ended December 31, 2017, the Company entered into a new lease agreement (see Note 7), requiring a $3,500 deposit. The Company also signed an agreement for outsourced employees, requiring a $14,711 deposit on services. The Company's balance of prepaids and other deposits at December 31, 2017 and 2016 was 18,211 and $nil, respectively.

NOTE 5 – FINANCING ARRANGEMENTS

SAFE Agreements

During the years ended December 31, 2017 and 2016, the Company issued simple agreements for future equity (SAFE Agreements) for aggregate proceeds of $1,532,892, and $287,845, respectively. An additional $680,000 of SAFEs were outstanding from prior years. The SAFE agreements entitle the holder to convert the SAFE into the Company's preferred stock (a classification of preferred stock has not yet been authorized or established by the Board of Directors). The terms provide for automatic conversion upon a qualified financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred shares at a fixed pre-money valuation. The number of shares the SAFE agreements convert into is the calculated by dividing the purchase amount by the price per share as determined by a.) a $5,000,000 valuation cap (for pre-2017 SAFEs)

or an $8,000,000 valuation cap (for post-2016 SAFEs) or b.) a 20% discount to the share pricing in the triggering equity financing event.

In the case of liquidation, the SAFE agreement is convertible into a.) cash equal to the amount of the purchase price, of b.) the number of shares determined by dividing the purchase amount by the Company's then-outstanding capitalization.

These agreements also provide holders with various protections, including preferential treatment in the event of a dissolution and other anti-dilution provisions.

NOTE 6 – STOCKHOLDERS' EQUITY

During the two years ended December 31, 2017 and 2016, the Company had 9,384,475 and 9,374,475 shares issued and outstanding with a par value of $.0001 per share out of 10,000,000 shares authorized. The Company's CEO and founder holds 5,000,000 of the issued and outstanding shares, while the Company's CTO holds an additional 2,890,625.

During the year ended December 31, 2016, the Company issued an aggregate 2,924,750 restricted shares under its 2015 Stock Plan, recognizing roughly $23,000 in share-based compensation. The Company also sold an additional 751,100 shares to two separate investors, recognizing proceeds of $9,539. The Company also issued an aggregate 194,500 options to its employees, exercisable at $.01 per share and vesting over 12-48 month terms. The Company recognized nominal expense associated with its option-pricing calculations.

	12/31/2017		12/31/2016	
	Options	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
Outstanding – beginning of year	109,500	$.01	-	
Granted	-		194,500	$.01
Exercised	(10,000)		-	
Forfeited	(85,000)		(85,000)	$.01
Outstanding – end of year	14,500	$.01	109,500	$.01
Exercisable – end of year	14,500	$.01	95,000	$.01

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Effective October 1, 2017, the Company entered into a 12-month lease agreement for additional office space. The monthly payments are $3,500 per month and the Company expects to incur leasing costs of $31,500 in the fiscal year ended December 31, 2018. During the years ended December 31, 2017 and 2016, the Company recognized $10,275 and $29,914 in rental and leasing costs, respectively.

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation of any other legal matters against the Company of any of its officers or directors.

NOTE 8 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	21	%	34	%
State income taxes, net of federal taxes	6.5	%	6.5	%
Valuation allowance	(27.5)	%	(40.5)	%
Effective income tax rate	-	%	-	%

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $1,600,000 to reduce future federal taxable income which begins to expire in the year 2034. Estimated federal income tax benefit attributable to current operations for the years ended December 31, 2017 and 2016 was $197,000 and $245,000, respectively. The Company is also subject to corporate taxes in the State of New York which has similar net operating loss carryover provisions which start to expire in the year 2034.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2015 are subject to federal and state tax examinations.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R. 1) (the "Act"). The Act included a number of changes to existing tax law impacting business, including, among other things, a permanent reduction in the corporate income tax rate from 34% to 21%. The rate change took effect on January 1, 2018 and has been incorporated in the estimates for the year ending December 31, 2017, resulting in an estimated reduction in future deferred tax benefit in the amount of $209,000.

NOTE 9 – RELATED PARTY TRANSACTIONS

A family member of the Company's CEO entered into one of the SAFE agreements identified in Note 5 above in the amount of $25,000.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 12, 2018, the date these financial statements were available to be issued, and identified the following events that require disclosure:

Subsequent to the year, the Company has issued an aggregate 496,665 stock options, vesting over 48 months.

Logo

Company Name	Paragon One
Logo	
Headline	Simplifying the Path from College to Career
Cover photo	



Hero Image



Tags

Pitch text

HIGHLIGHTS

- Platform helping college students land jobs through **coaching and connections**
- **95%** of users have **successfully landed jobs or internship offers**
- **240% annual growth from 2016 to 2017**
- Led by **MIT**-trained serial entrepreneurs with **3 exits**
- Backed by **Learn Capital, University Ventures,** and **Foundation Capital**
- **Y Combinator W17 batch alumni**

PROBLEM

Students are struggling to land jobs. But they're taking home $1.5 trillion in debt.

Our higher education system leaves students with $1.5 trillion in student loan debt, but only a trace of their tuition is funneled into career placement services. According to The Atlantic Monthly, only 17% of students found their school's career office to be very helpful.

Roughly 85% of freshmen said getting a better job was a major reason for going to college, and roughly 60% considered a college's ability to help its graduates get good jobs when deciding where to attend. This contrasts sharply with the priorities of universities. For instance, U.S. News and World Report considers seven factors when ranking a school. But none of them relate to job placement or employability.

In addition, curriculums are designed in an academic vacuum. This leads to companies encountering computer science graduates who can't program, liberal arts graduates who can't write, and a general population of students who are clueless about how to behave in an interview or write an effective email. And some of them as much as $200,000 for their degree.

SOLUTION

Paragon One's new CareerMapper

– taking students from career guidance to job offer.

Paragon One's CareerMapper 1.0 is a multi-step software-driven process. It systematically takes students from receiving career guidance, to learning how to source interviews, to learning how to ace interviews. Along the way, CareerMapper 1.0 gives students access to career coaches, crowdsourced advice from over 500 industry insiders at top companies, and tools to track progress toward landing an offer.

HOW IT WORKS

1 Take an assessment and get matched with a career coach

2 Upload job application materials and get crowdsourced feedback from advisors

3 Get coached by advisors on career path options, skills needed to get interviews, and mock interview practice

4 Source interview opportunities and get job offers

The Results:

With the help of CareerMapper's advisor network, coaches, improved application materials, and professional network, our students and graduates have landed internships and jobs at:





PRESS

Forbes

"We'll look back and wonder why we ever taught students the old way of finding jobs at all."

CNBC

"A U.S.-based careers platform that pairs recent international graduates with coaches and internships to help them get on the jobs ladder."


TechCrunch

"Paragon One's technology pairs students and professionals based on information like alma maters, college majors, hobbies and interests, and personality traits."

npr

"If it wasn't for this, I probably would have gone back home." -- international student, Steve Chi, on using Paragon One to help find a job after graduation.


YAHOO! FINANCE

"The Paragon One advisors helped me navigate the first few steps of starting my career. They were real people with real-world experience whose advice was critical to my early decisions. They continue to have a positive impact on my progress, and I don't know where I'd be right now if it hadn't been for them." -- Leo Lien, a Paragon One customer

TRACTION

Growing 240% year-over-year.

Paragon One generated $120K in revenue its first full year (2016) and $425K in revenue last year (2017), all before the official launch of CareerMapper 1.0.

- **240% year-over-year growth**
- **95%** of students **receive jobs or internship offers**
- **Customer Lifetime Value (CLTV) > Customer Acquisition Cost (CAC)** as a % of CLTV on the decline (meaning our cost to acquire a customer is yielding a better Return on Investment)
- **Partnerships in the pipeline** with higher education institutions, online university program managers, and international student pathway companies





CUSTOMERS

Paragon One is Trusted by Students from Around the Globe

> The career service center at my university was not helpful enough. Paragon One increases your probability of getting an internship
>
> - Julia

> I am very glad to be a part of this wonderful organization of mentors and students. Every webinar, every resume review, every mentor session has taught me something invaluable.
>
> - Arpan

> The Paragon One network is incredibly valuable. I was super excited when I received multiple offers.
>
> - Rebecca

> I received an offer for an internship that I never thought I would be able to get myself.
>
> - Ivy

> I was looking for a program that could help with the overall job search process, but also provide interview prep. My family and I were super happy when my internship offer came through.
>
> - Susan

> I have been having a great time working with Paragon One. And the help I received from you and other fantastic mentors has gone way beyond career development.
>
> - Grace

> Paragon One will help you land an internship, just like it helped me.
>
> - Min

> Tonight's session with Jeanna was awesome. The insights she shared blew my mind.
>
> - Wei

BUSINESS MODEL

Two Main Product Offerings from CareerMapper 1.0

Product Tier	CareerMapper Lite	CareerMapper
Features	♦ Six 1-Hour One-on-One Industry Insider or Career Coaching Sessions ♦ One 1-Hour Career Coaching Assessment with Career Coach ♦ Access to Insider Webinars ♦ Access to Student Community Tools	♦ Fifteen 1-Hour One-on-One Industry Insider or Career Coaching Sessions ♦ One 1-Hour Career Coaching Assessment with Career Coach ♦ Curated Internship Opportunites ♦ Progress Reports ♦ Application Material Revisions ♦ Access to Insider Webinars ♦ Access to Student Community Tools
Tuition	$ 2,995	$ 6,495

We will soon offer financing and scholarship options for students who meet certain criteria with the option of paying back tuition from their first year salary. This is part of our long-term vision of bringing Paragon One to a wider

network of students in the US and around the globe.

Students can also purchase a trial version of CareerMapper for $295.

Our **gross margin** on delivery of the product is **80%** after factoring in hourly time for coaching and advising, and margin after factoring in the coach and operational team's time servicing a student internally is **~65%**.

Our **contribution margin** after taking out customer acquisition cost is **~20%**. Our net profit margin is currently negative due to investment in technology and operational processes.

Later in 2018, we will launch CareerMapper 2.0 to bring crowdsourced advisor and coach feedback to students' application materials at a price that will be more accessible to higher education institutions.

MARKET

The U.S. Job Training and Career Counseling Market is a $15 Billion Opportunity

Our **Total Addressable Market** of **nearly $3 billion** within this opportunity includes **6M students graduating each year** from higher ed institutions and **3.5M white collar workers in their 20's who want to switch jobs each year.**



COMPETITION

The Landscape is Ready for CareerMapping

Until now, there have been four categories of career services solutions for students: job boards (WayUp), career services software (Handshake, Grad Leaders), career development content (The Muse), and mentor marketplaces (Evisors, Linkedin). Career Mapping is a new category, created by Paragon One. Unlike other solutions, it delivers a student or recent graduate all the way to a job offer. In contrast with partial or temporary solutions, Career Mapping is a multi-step process that systematically moves students from receiving career guidance to learning how to source interviews to learning how to ace interviews. It's ambitious, and it's working.

What's different about CareerMapping?

	PARAGON ONE	Linked in	Evisors	the muse	handshake	Purple Squirrel	UN
Career Content	✓	✓	✓	✓	✓	✓	✓
Career Coaches	✓	✓		✓			✓
Advice from Professionals	✓	✓	✓			✓	✓
Guided Process to Job Offer	✓						
Data Analytics for Students and Coaches	✓						
Automated Student-Advisor Matching + Scheduling	✓						
Crowdsourced Advisor Feedback	Q3 2018						
Career Services Tools	Q4 2018		✓		✓		

INVESTORS

We are backed by:



WHAT'S NEXT

The next chapter of Paragon One's growth includes servicing higher education institutions, university program managers, and international student pathway companies.

Paragon One is in discussion with a number of B2B2C and B2B partners as CareerMapper becomes ready to service

institutions.

On track to launch CareerMapper v.2.0 by Q4 of 2018

Version 1.0 was a success: We've collected a lot of valuable customer feedback with our early adopters, 98% of whom are international students studying in American universities. CareerMapper v2.0 will launch later in 2018.



2016
First cohort of student success at 100%
2017
Graduated YCombinator, raised Seed round, grew 240% Y/Y
Q2 2018
Launched CareerMapper v1.0
Q3 2018
Pre-A + Crowdfunding round + Launch beta of CareerMapper 2.0
Q4 2018
Public launch of CareerMapper v2.0 with 2 institution partner pilots
2019
Launch with 10-15 institutions
2020
Expand to an additional 40 institutions including overseas institutions

We will use funding to hire additional engineers to accelerate our product roadmap and additional business development professionals to accelerate our penetration with institutions in 2019.

LETTER FROM THE CO-FOUNDER & CEO

Your Course Modules' Advisor
MEET
MATT WILKERSON
Founder & CEO, Paragon One
Previously
- CFO at AHAlife
- at Technology Crossover Ventures
- at Morgan Stanley
In the fields of:
Entrepreneurship & Startups
Investment Banking
Venture Capital



Our Story

Dear potential supporter,

I've been passionate about mentorship and career coaching for over a decade. Starting at MIT (where I met Co-Founder & CTO, Byron Hsu), I helped launch a student-alumni mentorship organization that is still growing today. In my first job out of college, investment banking, I developed tendonitis in my hands. I thought my career was over since an investment banking analyst who can't type is pretty useless. So I began to sit next to the interns and coach them on doing their jobs better. Over the summer, I brought the full-time offer rate of interns from below 50% to 100%, so I did the same thing for the first year analysts. The experience stuck with me. After working in VC and co-founding a luxury e-commerce marketplace, AHAlife.com, I turned my attention to bringing career coaching to college students and recent graduates.

Our mission became not just helping students land jobs, but to teach college students how to fish for themselves. Universities imply that students should just show up to career fairs and apply to online job boards. This is how students end up with just a "job" and not a career, wondering years later how they ended up where they are. We all know that launching a great career takes a great amount of research, mentorship, tenacity, and the right connections. Most students don't have access to right resources, or the right guidance that teaches them how to carve their own path.

I'm excited for our team to continue the journey as we begin to formally work with higher education institutions.

Our 10 Year Vision

We're creating an entirely new way for students to get jobs. We call it **Career Mapping**. If we keep doing our job right, we'll look back and wonder why we ever taught students the old way of finding jobs at all — by going to career fairs and applying to online job boards in the dark.

In the future, students will truly be able to build their professional networks in a real and helpful way. And Paragon One will evolve way beyond transactional solutions such as LinkedIn. In contrast, we'll provide a micro-community of experts that surrounds a student and truly wants to help, driven by advisors and coaches who are incentivized by a student's success. Many other solutions will be trying to build their own communities by that point, but we'll have the strongest one in which colleges and alumni networks are brought in to turbocharge their own students' success. College career offices can become 10x more amazing with this type of approach and technology. We will have learned best how to create the right kind of micro-community to help a student, and that's how students will get jobs most effectively.

Sincerely,

Matthew Wilkerson

Co-Founder & CEO



Matt Wilkerson
Co-Founder & CEO

Matt previously co-founded AHAlife.com, a curated design and luxury e-commerce platform that shipped to 200+ countries (listed on the ASX). He began his career in investment banking at Morgan Stanley before working in venture capital at Technology Crossover Ventures.

Matt holds a B.S. in Computer Science and Management Science from MIT.



Byron Hsu
Co-Founder & CTO

Byron previously founded two companies in the e-commerce space: hobby product marketplace Xenon Project (acquired) and data-driven retailer Modern Everyday (also acquired).

Byron holds a M.Eng. in Computer Science and a B.S. in Computer Science and Materials Science, both from MIT.

JOIN US

Join us in transforming how students land jobs!

The educational system today has failed students badly. Together, we can give young people access to expert guidance and ultimately, the chance to realize their potential, building lives and careers they can be proud of. I invite you to join us. - Matt

Invest in Paragon One

Team

	Matt Wilkerson	Co-Founder & CEO	Co-founder / CFO @Ahalife (listing on ASX) • VC @Technology Crossover Ventures • Investment Banking @ Morgan Stanley • B.S. in Computer Science & Engineering and BS in Management Science from MIT
	Byron Hsu	Co-founder & CTO	Founder / CEO / CTO @XenonProject (Acquired) • Founder / CEO / CTO @ModernEveryday (Acquired) • B.S. in EECS and B.S. in Materials Science from MIT • Masters in EECS from MIT
	Huixian Ye	VP of Business Development	Director of Finance @ James Capital Partners • Controller @ Eton Park • Controller @ Och-Ziff • Senior Auditor @ Deloitte • B.S. in Finance & Accounting from Boston University
	Cian O'Leary	Senior Software Engineer	Software Engineer @ Fabric Corp • Lead Web Developer @ iRecruit Australia • B.S. in Computer Science from Queensland University of Technology

	Tom Willerer	Product Advisor (former CPO, Coursera)	Partner @ Venrock • Chief Product Officer @ Coursera • VP of Product Management @ Netflix • Director of Product Management @ Facebook •
	Chuck Cohn	Advisor	Founder & CEO @ VarsityTutors • VC @ Ascension Ventures
	Teddy Zee	Advisor	Producer @ Teddy Zee Productions • President @ Overbrook Films • President @ Davis Entertainment • EVP @ Columbia Pictures • SVP @ Paramount Pictures
	Jimmy Lai	Advisor	CFO @ 51Talk • CFO @ Chukong Technologies Corp • CFO @ Gamewave Corporation • CFO @ Daqo New Energy Corp. • CFO @ Linktone Ltd.

Perks

$40	Option to have your name on the Paragon One investor "Thank you" page for those who support helping students launch a meaningful career
$100	All the above + professional resume feedback from a Paragon One coach for you or someone else
$250	All the above plus a Paragon One T-shirt
$500	All the above plus a live 1-on-1 "career launch" coaching session for you or someone else
$1,000	All the above + a free advisor session with an "industry insider" for you or someone else
$2,500	All the above + invitation to livestream event for major investors and the Paragon One team
$5,000	All the above + invitation to the next advisor-student happy hour in New York City
$10,000	All the above + lunch with an Advisor from the Industry Insider network
$25,000	All the above + a complimentary CareerMapper ($6,495 value) enrollment for you or someone else
$50,000	All the above + lunch with the CEO + appointment to Board of Advisors

FAQ

VIDEO DESCRIPTION: Paragon One Intro, v6, 90 seconds

VOICEOVER SCRIPT (224 words)	VISUALS
It's time to start planning your career. If you've been to all the career fairs and still aren't sure how to get into the right role once you graduate… … the job center is handing out super-generic advice… *{voiceover speeds up gradually in the following section}* …Or you're just not sure how to get noticed…find the hidden-gem jobs…write cover letters… learn interview skills… exude confidence… tell your story… We feel your pain.	





Get the guidance you need with Paragon One.

Paragon One is a career accelerator that leads you through a comprehensive career launch process.

Our multi-stage process covers everything from determining which careers to explore… to optimizing your job search and applications… to mentoring and career coaching.





Speak directly with industry professionals at leading organizations—people who have created their own success and are passionate about helping students like you seize new opportunities.



Get incredible advice that will help you understand how to get noticed by recruiters…and hired.

Along the way you'll have access to great resources, learn new skills and get concrete, personalized feedback as you prepare.







Are you ready for what's to come?

Join the 97% of Paragon One alumni who found a great internship or job that launched their career.

Browse through our industry insider profiles today and see why Paragon One is the ultimate destination for launching your career.







THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

POLYMATH LABS INC., DBA PARAGON ONE

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Polymath Labs Inc. dba Paragon One, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(d)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common

Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

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"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

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(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this

5

instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the

7

shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

> (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

> (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

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(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of Safe.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of New York State, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be

9

entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

<p align="center">(Signature page follows)</p>

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Polymath Labs Inc. dba Paragon One

By:

Name: Matthew Wilkerson

Title: CEO

Address: 1412 Broadway, Suite 21A22, New York, NY 10018

Email: company@paragonone.com

INVESTOR:

By:

Name: